Filed by Breitburn Energy Partners LP

Commission File No. 001-33055

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: QR Energy, LP

Commission File No. 001-35010

This filing relates to a proposed business combination involving QR Energy, LP, a Delaware limited partnership (“QR Energy”) and Breitburn Energy Partners LP, a Delaware limited partnership (“Breitburn”).

BreitBurn Energy Partners' (BBEP) CEO Halbert Washburn on Q2 2014 Results - Earnings Call Transcript

Jul. 24, 2014 3:59 PM ET | About: BreitBurn Energy Partners, L.P. (BBEP)

BreitBurn Energy Partners L.P. (NASDAQ:BBEP)

Q2 2014 Earnings Conference Call

July 24, 2014 09:00 AM ET

Executives

Antonio D'Amico - VP, IR

Hal Washburn - CEO

Mark Pease - President and COO

Jim Jackson - EVP and CFO

Analysts

John Ragozzino - RBC Capital Markets

Praneeth Satish - Wells Fargo

Bernie Colson - Oppenheimer

Justin Agnew - Robert W. Baird

Kevin Smith - Raymond James

Abhi Sinha - Wunderlich Securities

Gary Stromberg – Barclays

Presentation

Operator

Ladies and gentlemen, thank you for standing-by. Welcome to the BreitBurn Energy Investor Conference Call. BreitBurn’s press releases issued earlier today are available from its Web site at www.breitburn.com. During the presentation, our participants will be in a listen-only mode. Afterwards, securities analysts and institutional portfolio managers will be invited to participate in a question-and-answer session. (Operator Instructions) As a reminder this call is being recorded today.

A replay of the call will be accessible until midnight Wednesday, July 31st, by dialing 877-870-5176877-870-5176 and entering conference ID 2705055. International callers should dial 858-384-5517858-384-5517. An archive of this call will also be available on the BreitBurn Web site at www.breitburn.com.

I would now like to turn the call over to Antonio D'Amico, Vice President, Investor Relations and Government Affairs of BreitBurn. Please go ahead sir.

Antonio D'Amico

Thank you and good morning everyone. Participating with me this morning are Hal Washburn, BreitBurn's CEO; Mark Pease, BreitBurn's President and Chief Operating Officer; and Jim Jackson, BreitBurn’s Chief Financial Officer. After our formal remarks, we will open the call for questions from securities analysts and institutional investors.

Let me remind you that today's conference call contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts that address future activities and outcomes are forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such statements.

These forward-looking statements represent our best estimates today and are based upon our current expectations and assumptions about future developments, many of which are beyond our control. Actual conditions and those assumptions may and probably will change from those projected over the course of the year.

A detailed discussion of many of these uncertainties is set forth in the cautionary statement relative to forward-looking information section that is contained in today’s earnings press release and the joint press release announcing our transaction with QR Energy and under the heading Risk Factors which is incorporated by reference from our Annual Report on Form 10-K currently on file for the year ended December 31, 2013, and our quarterly reports on Form 10-Q, our current reports on Form 8-K and our other filings with the Securities and Exchange Commission.

Except where legally required, the BreitBurn undertakes no obligation to update publicly any forward-looking statements to reflect new information or events. Additionally, during the course of today's discussion, management will refer to adjusted EBITDA, and distributable cash flow which are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in our earnings press release issued this morning. Management believes that these non-GAAP financial measures enhance comparability to prior periods. Adjusted EBITDA is presented because management believes it provides additional information relative to the performance of the BreitBurn’s business, such as our ability to meet our debt covenant compliance tests.

Distributable cash flow is used by management as a tool to measure the cash distributions we could pay to our unitholders. This financial measure indicates to investors whether or not we are generating cash flow at a level that can support our distribution rate to our unitholders. These non-GAAP financial measures may not be comparable to similarly titled measures of other publicly traded partnerships or limited liability companies, because all companies may not calculate adjusted EBITDA or distributable cash flow in the same manner.

With that, let me turn the call over to Hal.

Hal Washburn

Thank you Antonio. Welcome everyone and thank you for joining us today to discuss our acquisition of QR Energy and results for the second quarter. Last evening we signed a merger agreement with QR Energy whereby BreitBurn has agreed to acquire QR Energy on a unit for unit exchange with the transaction value of $3 billion. I'm pleased to say this combination will form a $7.8 billion enterprise and solidify BreitBurn’s position as the largest oil weighted E&P MLP. It’s truly a transformative deal for our sector of the MLP marketplace.

We’ve included a slide deck for the transactions part of this webcast. Please turn to Page 3 of the slide deck on our Web site. First I’d like to provide a transaction overview. As consideration BreitBurn ratio approximately 72 million new common units to holders of QR Energy’s common units and Class B units and a portion of QRE’s contingent class B units at exchange ratio of 0.9856. The consideration to be received by QR Energy unit holders is valued at $22.48 per unit, based on BreitBurn’s closing price yesterday of $22.81. This consideration represents a 19% premium to QR Energy’s closing price of $18.87 yesterday. The transaction is expected to be tax free to QR Energy’s unit holders other than the holders of QR Energy’s Class C convertible preferred units, who’ll receive an aggregate of $350 million cash. The transaction will be immediately accredited to distributable cash flow per unit upon closing.

In addition, after the closing BreitBurn’s agreed to recommend to its Board of Directors to increase its distribution to $2.08 per unit on an annualized basis. Once the deal is complete existing BreitBurn unit holders will own approximately 63% of the combined company and QR Energy unit holders will own approximately 37%. To finance the transaction, we have secured a commitment to increase our credit facility to $2.5 billion at closing. Jim will discuss those details later in the call.

The combined company will be led by BreitBurn’s existing senior management team. We’ve agreed after closing to increase our board by one, and we and QR Energy will mutually agree upon that new director. BreitBurn expects to employ QR Energy’s talented roster of engineering operations and support staff who are not otherwise retained by QRE’s parent company. We expect to close the deal in the fourth quarter of this year or in the first quarter of next year. The transaction’s subject to a approval of QR Energy’s unitholders and customary regulatory approvals.

Turning to slide 4, this transaction is an excellent strategic fit for us. Our asset bases are highly complementary and they each have a high percentage of operated properties with high working interest and we have very similar engineering centric cultures with a strong operating focus. Our high quality combined portfolio will be heavily oil weighted with 67% liquids based on our recent production mix. The combined portfolio will have a 15 year reserve life and cover 14 producing areas in 12 states. Our strong growth platform will take advantage of a large inventory of low risk development opportunities.

Our balance portfolio will include properties with attractive upside potential and give us the ability to high grade our capital projects going forward. We will have meaningful scale advantages with a combined reserve base of 323 million BOE, an estimated combined production of over 57,000 BOE per day. The combination will also approve our access to capital and visibility in the acquisitions market. We expect to realize immediate elimination of duplicated G&A cost and believe our combined highly talented workforces will share best practices.

We will also maintain a strong credit profile. Tthe unit for unit transaction will maintain our strong balance sheet and we will have a significantly larger borrowing base totaling $2.5 billion. This transaction also delivers significant financial upside to unitholders. The deal is immediately accretive to BBEP’s net asset value and DCF per unit. After the closing BreitBurn plans to increase its distributions per unit by $0.07 to $2.08 per unit on an annualized basis. We also expect to realize approximately $13 million in G&A synergies in the transaction and a future upside in operating and other synergies.

Now I’d like to talk about specific benefits of the transaction to both parties which we detail on Slide 5. At BreitBurn we will further diversify our asset base with oil weighted property. Transaction will be immediately accretive to DCF per unit, we gain an experienced technical workforce and increased financial flexibility along with a meaningful planned distribution increase. The transaction also delivers significant benefits to QR Energy’s unit holders who’ll gain access to multiple regions nationwide with a more diverse asset base while having enhanced visibility and cash flow coverage and share operational efficiencies and cost savings. The planned distribution increase represents a 5% increase from QR Energy’s current distribution rate of a $1.95 per unit and QR Energy unit holders are receiving a meaningful premium to QRE’s recent trading price.

As we show on Slide 6, the transaction combines two growth oriented MLPs. On a combined basis we have grown estimated proved reserves from 2010 to 2013 at a 29% compound annual growth rate. We’ve grown average daily production at a 16% annual growth rate. Our combined distribution growth rate over the last four years has been approximately 4.7% per year.

Turning to Page 7 of the slide deck, the transaction significantly enhances our scale versus our peers. As I mentioned with the pro forma enterprise value of approximately $7.8 billion and estimated proved reserves as of yearend 2013 of approximately 323 million Boe, we have a solid position as the second largest upstream MLP and retain our position as the largest oil weighted MLP.

Turning to Slide 8; while I won’t go through this page in detail, it clearly illustrates the complementary nature of our assets and our broad geographic diversification. For some time now we’ve been focused on increasing our presence in QR Energy’s core operating regions and this is a perfect fit to advance that. On Slides 9 and 10, we've included some additional detail about the combined portfolio. In summary we think this is a game changing transaction for BreitBurn and we are extremely excited about the deal.

Before turning the call over to Mark to discuss our operations for the second quarter, I’ll take a few minutes to hit upon some second quarter earnings highlights. Our production for the quarter was approximately 3.0 million Boe, another quarterly record and a 38% increase over last year’s second quarter production. We also set another quarterly high with liquids production of 2.2 million Boe, a 69% increase from second quarter 2013. Approximately 65% of our production was oil and NGLs.

As Mark will discuss in further detail, we continue seeing strong performance for our assets in Oklahoma and our Michigan operations. Adjusted EBITDA for the second quarter was $110 million, which is 30% higher than the second quarter of 2013. We increased our monthly cash distribution to $0.1675 per unit or approximately $2.1 per unit on an annualized basis, which represents 4.7% increase over the second quarter of 2013. This increase marks the 17th consecutive quarterly increase in BreitBurn's distribution. Our coverage ratio for the second quarter was 0.86 times, which is lower than we would have liked. Jim will discuss some revisions to our 2014 guidance later in the call.

In closing we’re very pleased to have reached this agreement with QR Energy, a company that we have always admired for its engineering focused operating strategy, one that’s strikingly similar to our own. QR Energy’s world class portfolio of conventional properties and large oil rich basins fits perfectly with our own asset base and improves our ability to generate shallow predictable decline rates and industry leading margins. We look forward to welcoming QR Energy’s employees in the BreitBurn organization.

With that I’ll turn the call over to Mark, who will discuss operating results for the quarter.

Mark Pease

Thanks Hal. Overall I'm pleased with the way most of our operations performed during the second quarter as we continue to focus our efforts on developing our oil assets in Texas, Oklahoma and California. We spent about $89 million in capital and drilled and completed 33 gross, 30.4 net wells and completed 14 gross, 13.7 net workovers during the second quarter. We saw significant growth to our total production during the quarter from 3.22 million Boes in the first quarter to 3.37 million Boes in the second quarter, an increase of about 4% based on average daily production.

And liquids production for the second quarter was 2.18 million Boes compared to 2.06 million Boes for the first quarter, an increase of about 6%. Production mix for the quarter was about 56% oil, 8% NGLs and 36% natural gas. We believe production for the year will be within our previously issues yearly guidance towards the low end of that range. And we feel confident that the daily production exit rate for December 2014 will be within the 38,400 Boe and 40,800 Boe per day range that we guided to earlier this year. Jim will discuss a revised outlook in a moment.

Lease operating expense and processing fees for the second quarter, excluding production and property taxes were $21.3 per Boe, a 1% increase from last quarter’s LOE of $20.81 per Boe. The slight increase was mainly due to a one-time acceleration of maintenance work at Santa Fe Springs and abnormally high maintenance level in some of our Permian basin wells, both of which I’ll discuss in more detail when I cover those areas.

Drilling down a bit to our various operating areas, we continued to be pleased with our operating areas in Michigan, Indiana and Kentucky. Average daily production was 8,851 Boes per day, compared to an average netted production of 8,858 Boes per day in the first quarter. We were able to keep production essentially flat, while spending just under $3 million in capital during the second quarter.

Michigan LOE for the second quarter was down significantly to $10.79 per Boe compared to first quarter LOE at $12.79 per Boe, representing a 16% decrease due to improved operating conditions coming out of the severe winter weather when encountered during the first quarter and the strong focus on cost by our operating team. We continue to benefit from Michigan gas prices, which typically trade at a premium to Henry Hub. Realized natural gas prices for the second quarter were $5.07 per Mcf.

Moving to Wyoming; we had a good second quarter there also. Average daily production for a second quarter was up 2.4% to 6826 Boes per day, compared to the first quarter average daily production of 6665 Boes per day. We spent just $1.5 million in capital during the quarter, a majority of which was to drill one production well in the Greasewood field. With the harsh winter behind us, we are on track with our annual plan in Wyoming to drill a total of seven wells and spend about $8 million in capital. Controllable LOE what’s significantly lower this second quarter in Wyoming, down 11% to $11.80 per Boe compared to $13.26 per Boe for the first quarter. As in Michigan, this was due to improved weather and prudent operations, and both on Michigan in Wyoming properties provide us with a long-term option with significant drilling upside, if there is a sustained strengthening in natural gas prices.

Moving to California; average daily production for the second quarter was 5106 Boes per day, compared to average daily production of 4915 Boe per day for the first quarter, a 4% increase. Production start-up from the new wells in the Belridge field was pushed back about a month due to regulatory delays that affected our ability to start our completion program. After receiving these approvals, we completed eight wells during the second quarter and brought them on production at the beginning of the third quarter. Capital expenditures in California totaled $12.8 million for the second quarter, compared to first quarter capital expenditures of $11.7 million. We completed eight new gross and an eight net drill wells which had an incremental net production early July of about 330 Boes per day. We are on track to spend approximately $60 million for the year in California and drill 63 wells in the Beldridge and Sante Fe Springs fields. And we continue to be pleased with the drilling results from the Sante Fe Springs and Belridge fields.

Controllable LOE in California for the second quarter was $40.12 per Boe compared to first quarter LOE of $33.68 per Boe. Much of this increase was due to the continuation of work that was started in the first quarter when we accelerated a significant amount of facility maintenance to take advantage of a planned outage at Sante Fe Springs to tie in a new electrical substation. Although it took the local utility longer than they had originally planned to upgrade the substation, it allowed us to efficiently complete a large amount of necessary facility work. Now that those increased costs are behind us, we expect to realize the benefits of having completed the work through improved operating efficiencies and reduced facility maintenance costs going forward.

Another impact on second quarter LOE in California was the drilling success in the 200 block in Santa Fe Springs. Due to the increasing gas production that was associated with the increased oil volumes, it was necessary to run a low emission full air to burn the gas. This added about $2 per barrel to our second quarter operating expenses. This cost will be eliminated when the air permits are approved to install permanent flooding equipment have we already have on location.

In Oklahoma we continue to see positive results from our CO2 flood program in the Postle unit and have also expanded injection into the Northeast Hardesty unit. At Northeast Hardesty we started continuous injection into five new flood patterns during the second quarter and at the end of the quarter were injecting about 7 million cubic feet of CO2 per day into five injection wells. This work was completed about two months ahead of schedule and we expect to see a response from CO2 injection in Northeast Hardesty before the end of the year. Average daily production for the second quarter in Oklahoma was 6,773 Boe per day, versus average daily production of 7,026 Boe per day in the first quarter.

Although second quarter production rates were down relative to the first quarter, Oklahoma production has performed in line with our expectations for the first half of the year and we expect to see continued improvement in production in both project areas. We are on track with our plans to spend about 446 million for the year in Oklahoma. In the second quarter, we spent about $6 million compared to first quarter capital expenditures of $9.3 million. Essentially all of the $6 million spent in the second quarter was for CO2 purchases. Controllable LOE for the second quarter came in at $20.84 per Boe, and although it was higher than the $19.04 per Boe in the first quarter, both quarters and our year-to-date operating expenses are significantly below our forecast. We’re confident of having a presence in the area, having miscible flooding experience and owning the CO2 transportation infrastructure associated with these properties will help us grow our business in the region.

Now moving to the Permian Basin, average daily production for the second quarter was 7,773 Boes per day, a 13% increase over the first quarter average daily production of 6,864 Boe per day. We spent $61 million during the second quarter, compared to $53.2 million for the first quarter, a 15% increase which was due primarily to our continued ramp up of drilling and completion activities.

During the second quarter we drilled 32 gross, 29.7 net new wells. We continue to see improvement in our capital spending as our well costs are currently running about 5% below forecast and drill times have been reduced about 20% below our forecast to an average of about 13 days per well. Controllable LOE for the second quarter in the Permian Basin averaged $11.81 per Boe, compared to $8.52 per Boe in the first quarter. This increase was mainly due to an abnormally high number of pumping equipment and tubing failures on the wells that we acquired late last year.

Of the 77 wells that we acquired, 48 of them have had failures since February of this year. We do not expect the same number of failures on this group of wells in the future as we have redesigned the manhole [ph] equipment in the wells that fail. We have spent a great deal of time and effort studying the performance of our vertical wells in the Permian Basin, comparing our results to thousands of wells in the [indiscernible] County area that includes and is in close proximity to our acreage. This review included analyzing public production data, estimating reserves and evaluating economics.

And while were pleased to learn that our wells performed better than the majority of the other operators in the area, we are not satisfied with the results as they have been below our expectations. Separately, as we started accumulating more Permian acreage, we also began studying the performance of horizontal wells around the Permian basin, ultimately focusing on those in close proximity to our acreage base. These studies again included public production information, reserve calculations and economics.

In addition we’ve been contacted by a number of interested parties about partnering with us in developing the horizontal potential on our existing acreage. In light of all this we’ve concluded that our vertical well program should begin transitioning to a horizontal well program due to better overall economics and superior capital efficiency. We expect this transition to occur over time and plan to start our first company operated horizontal array late this year. We’re committed to implementing our horizontal well program in an MLP friendly manner which could include for example, creative structures with other partners.

Ultimately we believe that our capital should be spent on those projects that provide the highest rates of return and as a result you will see us begin transitioning to a horizontal well program in the Permian Basin that should result in less overall capital spending and better returns. Allocating capital to the highest return development projects is one of our core objectives and is also one of the key reasons we’re excited about the QR Energy acquisition. The expanded portfolio of development opportunities that we will acquire from QRE will allow us to evaluate a greater number of projects and high grade them to maximize returns. The QRE asset base complements our own asset base by increasing our presence in the proven, resource rich Permian Basin and expanding our portfolio into other attractive producing provinces.

We are particularly excited about QRE’s Arkansas, Louisiana, Texas area which includes the East Texas oilfield and also the Jay Field in Florida. The East Texas oilfield is a massive field that was discovered in 1930 with original oil in place in excess of 7 billion barrels. It also has a shallow decline rate in the mid-single digits. QRE is the second largest operator in the field and is currently producing about 2650 BOE per day, 98% of which is oil. And there is a large inventory of development opportunities for us to review and evaluate in East Texas field. Another billion barrel field we will be acquiring is the Jay Field in the Florida Panhandle and Southern Alabama. Average daily production from Jay is about 3930 BOEs per day from 47 producers that are located on 14400 net acres.

Less than half of the Jay field’s original oil in place has been produced. So we’re excited about the development and growth opportunities here also. And the Jay filed is a miscible gas [indiscernible]. So it has several similar technical characteristics when compared to our Postle field in Oklahoma Panhandle. No acquisitions, mergers or companies work efficiently unless they have good people in the proper roles. Field operations are the backbone of any oil and gas concern and we’re pleased to welcome QR Energy’s operation staff into the BreitBurn family. And QRE has done an excellent job of building a top notch technical group. We are pleased about combining our two teams and we’re very excited about having new eyes, generating new ideas on large fields that still have a tremendous amount of oil and gas in place.

With that I’ll turn the call over to Jim.

Jim Jackson

Thank you, Mark. I’ll start by reviewing selected financial results for the second quarter, our updated guidance and then provide additional financing details related to the QR Energy transaction. Adjusted EBITDA for the quarter was a $110 million and represented a 6.6% decrease from a $117.8 million during the first quarter, principally due to higher commodity derivative settlement payments and lower realized natural gas prices, offset by higher crude oil volumes and prices. We reported approximately $17 million in commodity derivative instrument settlement payments this quarter compared to $13.5 million in the prior quarter. Realized natural gas prices were about 26% lower than the first quarter.

Adjusted EBITDA is also below our expectations for the second quarter, due to the performance of our Permian Basin operations, the timing of our most recent quarter [ph] sale which just slipped into the third quarter and higher LOE in California as Mark mentioned. California LOE was about 25% higher than the first quarter for reasons we discussed earlier. Realized oil, NGL and natural gas prices, excluding the effects of commodity derivative settlements averaged $95.74 per barrel, $38.26 per barrel, and $4.81 per Mcf respectively in the second quarter, compared to $92.12 per barrel, $42.89 per barrel and $6.51 per Mcf respectively in the first quarter. Brent crude oil spot prices, which are an important benchmark for our California oil production averaged $109.69 per barrel in the second quarter, compared to $108.14 in the first quarter.

Turning to earnings, we recorded a net loss attributable to our common unit holders of approximately $106.6 million or $0.89 per diluted common unit for the second quarter, compared to a net loss of $9.8 million or $0.08 per diluted common unit in the first quarter. Cash interest expense for the second quarter was $28.4 million, compared to $28.6 million for the first quarter.

Distributable cash flow was $52.7 million in the second quarter and this amount reflects adjusted EBITDA of $110 million, less cash interest expense of $28.4 million, less accrued distributions of $1.8 million to our Series A preferred unit holders and less than estimated amount for maintenance capital of approximately $27 million.

We define maintenance capital as that amount of annual investment required to hold production approximately flat year-over-year. As we’ve mentioned before, BreitBurn performs a total review of our maintenance capital requirements annually as part of our formal capital budget exercise, utilizing the yearend total proved reserve report prepared by our independent petroleum engineering firms and our multiyear capital plan and board approved budget among other things. We revisit our maintenance capital estimate during the year after major acquisitions and other material events.

Distributable cash flow in the second quarter was $43.1 per unit. Our distribution coverage ratio for the quarter, based on our current monthly distribution rate of $16.3 per unit was $0.86 times and as mentioned earlier, adjusted EBITDA and distributable cash flow for the quarter were negatively impacted by lower production and realized natural gas prices and higher LOE. While this was lower than expected, we believe our coverage ratio should increase as we execute on the second half 2014 capital plan.

Now I’d like to provide a brief update on our hedge book. During the second quarter we added WTI and Brent swaps of approximately 392,000 barrels at a weighted price of approximately $97.95, covering production between the third quarter 2014 and the first quarter of 2015. Assuming second half 2014 to 2018 production remains constant as the mid of BreitBurn's revised guidance, our production is hedged at 80% in the second half of this year, 73% in 2015, 58% in 2016 and 30% in 2017.

Average annual prices during this period range between $82.20 and $94 per barrel of oil and $4.15 and $4.95 per MMBtu for gas. An updated version of BreitBurn’s commodity price protection portfolio presentation summarizing our hedges will be available in the events and presentation section of the Investor Relations tab our Web site later this morning.

During the second quarter, we continue to opportunistically utilize our common ATM program. We issued approximately 977,000 units for net proceeds just above $20 million at a weighted average price of $21.24. We view the ATM program as a useful way to diversify our funding sources and we’ll continue to opportunistically utilize the facility going forward.

As for our liquidity position, our current outstanding debt balance is approximately $1.8 billion and consist of borrowings of $655 million under our credit facility and approximately $1.16 billion in outstanding senior notes. Our total undrawn capacity in our credit facility based on the $1.6 billion borrowing base, with elected commitments from our lenders of $1.4 billion, is currently $745 million.

Before I turn to the acquisition, I'd like to review our revised guidance for the second half of 2014. As we've outlined in our earnings press release for the quarter, excluding the effect of any acquisitions, we are forecasting total production for the second half of 2014 to be between 6.8 million Boe and 7.2 million Boe with oil production now expected to be between 3.8 million and 4.2 million barrels. We sell expect to achieve our targeted December 2014 production exit rate of between 38,400 Boe and 40,800 Boe per day. This revised production outlook is principally due to the recent performance of our operations in the Permian basin which Mark discussed earlier. We are also revising our second half adjusted EBITDA guidance to be between $235 million and $255 million, principally due to lower expected oil revenues. Finally, total capital expenditures for the second half of 2014 are expected to be between $170 million and $180 million.

Now I’d like to briefly review some of the financing details related to the acquisition of QR Energy we announced earlier today. The unit for unit transaction will greatly expand BreitBurn’s equity base, scale and help diversify our funding sources and access to capital. To finance the acquisition, which includes the repayment of QR Energy’s existing debt and the redemption of its Class C convertible preferred units, we have received a firm commitment from Wells Fargo Bank to increase the borrowing base and elected commitment under our credit facility to $2.5 billion in connection with the transaction.

Upon closing, our credit facility pricing will be reduced by 25 basis points across all utilization levels from current levels, and the maturity of our upsized credit facility will be extended from May 2017 to five years from the transaction’s closing date. Additionally, there will be no change to our current covenant package at BreitBurn, with minimum consolidated interest coverage ratio of 2.5 times will still be the primary financial covenant for our upsized credit facility.

With that, we have concluded our formal remarks. Operator, you may now open the call for questions.

Question-and-Answer Session

Operator

(Operator Instructions) And our first question is from John Ragozzino from RBC Capital Markets.

John Ragozzino - RBC Capital Markets

Jim, can you give me an idea what the pro forma portfolio decline rate is going to look like, assuming the deal closes in the fourth quarter?

Hal Washburn

John, this is Hal. The QR Energy decline and the BBEP decline are very similar and we’re forecasting for year one kind of low double-digits, which declines down to single digits over the course of the next couples of year. That’s very consistent between two partnerships.

John Ragozzino - RBC Capital Markets

That’s what I assumed, but just wanted to check with you. And can you comment perhaps on the current state of the A&D market and specifically the opportunities that is available across the (ENPC) [ph] Corporate arena versus the upstream MLP market, and generally you see the upstream MLPs tend to trade about a turn higher on EBITDA basis and perhaps you can give us a little idea of what drove you to look to this place for a deal as opposed to looking elsewhere?

Hal Washburn

John, as you know, we look at virtually everything that’s out there. We generate a lot of our own ideas. We look at several hundred transactions a year, I think 400 last year, and end up bidding and some small fraction of that, and closing on even a smaller fraction. So we really are looking at alternatives or options, internally generated on assets, on companies, on partnerships, and pursuing those that seem less attractive. So this is the one that kind of rose to the top of the pile of what we've been looking at. But it’s a competitive marketplace. And certain regions are very hot. And the Permian basin, for example, valuations for public fee quotes [ph] there are -- extraordinary in some cases. And that’s changing. And it's changed in different areas. I'd say a couple of years ago, you could do asset deals there. I think a lot of people are looking to public markets as an exit, less liquidity of that. So lots are competitive and we’re trying to be creative on how we grow our business.

John Ragozzino - RBC Capital Markets

And just one more quick one for Mark and then I’ll jump back in the queue. Can you elaborate on some of your prior comments on the call? Specifically you mentioned implementing a horizontal drilling program in an MLP friendly manner. Just help me understand how this works? I think we've kind of all seen what the implications of that type strategy in the MLP format can lead to.

Mark Pease

Yes John, I think you're real familiar what the decline rate looks like on those horizontal wells, real high initial peak rate, sharp initial decline. One of the important comments that I made in there is the amount of interest we’ve had from all kinds of people in our horizontal program. If you look at horizontal activity in the Permian Basin, the number of horizontal rigs three years ago were 4% to 5% of the total in the Permian Basin and now they’re about 40%.

So that’s definitely the way the industry is going. So we’ve got a lot of interest from both just purely financial partners, but also other operating partners. So we believe that as we move forward with the program, we’ll be able to structure something that [indiscernible] that high initial decline and will very likely alleviate some capital upfront.

John Ragozzino - RBC Capital Markets

Would that lead to something like change in working interest over time to offset the impact of the declines or something like that?

Hal Washburn

John, it's Hal. We look at a lot of different structures and one of the things is we will start drilling horizontal wells but our capital intensity and our absolute capital spend in the Permian will not go up based on transitioning from horizontal to vertical, excuse me -- from vertical to horizontal. I think that’s an important point. But we’re going to get better returns on the wells themselves and we’ll spend less capital on it and we think over time we’ll be able to come up with creative structures to allows us even to further decrease that capital intensity.

Operator

And our next question comes from Praneeth Satish with Wells Fargo.

Praneeth Satish - Wells Fargo

Couple of quick questions here. I guess first in terms of the G&A synergies, is that something you’d experience as soon as the deal closes or will that occur over a period of time?

Hal Washburn

Well the G&A synergies that we outlined in the discussion, about $30 million will be what we expect in 2015. We think overtime there’ll be additional synergies but that’s where we'd expect where it belongs for the first year.

Praneeth Satish - Wells Fargo

And then I guess in terms of those additional synergies, you talked about operational synergies. Just wondering if you could just elaborate on what those would be specifically and maybe quantify or show how big of an opportunity that could be?

Hal Washburn

We haven’t quantified those synergies. We’re looking at a lot of different areas. If you look at the map on Page 8 of the presentation, you see that QRs operations do lie in around ours, especially in certain areas like the Mid-Continent and Permian. And what we’re really excited about it is looking at the opportunity sets in the combined portfolio and high grading our capital program, high grading where we really are focused. And so while we haven’t identified the synergies going forward, we believe with the larger asset base and with the introductions of the new technical and operating people from QR, that we'll have a lot of opportunities to really trade best practices and increase production and efficiencies across the portfolio.

Mark Pease

Praneeth this is Mark. I’ll just add on one quick thing to that. I think maybe the biggest operational synergy that we have is what Hal addressed early in the call. And we think we’re both very like-minded companies in terms of how we operate our assets. So we think that’s very complementary and combining those two sets of groups over a larger asset base, we’re going to come up with programs that are more capital efficient and have better returns.

Praneeth Satish - Wells Fargo

And then I guess as you look across the combined entity, do you see any assets that now could maybe be deemed non-core and you might want to divest or trim that down?

Hal Washburn

We’ll spend some time looking at that but we’re not -- we haven’t identified any immediate sales.

Praneeth Satish - Wells Fargo

And then last question for me. Do you envision Quantum Resources could now potentially drop assets into BreitBurn, given that they own a portion of the units or will the focus still be on third party acquisitions? I guess what’s your thoughts around that?

Hal Washburn

The focus is going to continue to be on third party acquisitions as it has been, since we started the business. We'd expect [indiscernible]. I think we look forward to the relationship with them and if there are some opportunities we certainly would enjoy talking to them about it. But we’re not counting on those opportunities for future growth.

Operator

And our next question is from Bernie Colson with Oppenheimer.

Bernie Colson - Oppenheimer

Quick question here on the -- the QR had a restructuring of the GP and had this plan for not vesting but having good class B units that overtime they would get awarded. Just wondering what is going to happen with those units? And does that present any particular challenges with increased unit count or just how we should think about that?

Hal Washburn

Sure. That obviously was factored into the mechanics of the transaction valuation. The class B units will vest at a point that the consummation of transaction. However, as a part of getting this transaction completed and approved by the various boards, the class B holders have taken a discount on what they will receive. So they won’t receive the full, it's close to 12 million units. There’s a pretty significant discount built into the transaction. I'm not sure if that’s, Jim, that’s our marketplace [ph], today what those numbers are?

Jim Jackson

It is Hal, but it’s specific to those units. It doesn’t apply to get regular way common unit holders. That’s unique to that group.

Bernie Colson - Oppenheimer

Okay So if I understand that, it’s just baked into the deal and you’re not going to have this kind of annual vesting period for those?

Hal Washburn

No, it is baked into the deal and at closing everything will be BreitBurn common units.

Jim Jackson

Bernie, its Jim. Thanks and we’ve given a little additional detail in the joint press release we issued earlier today. So I'd refer you to that as well.

Operator

(Operator Instructions) And our next question is from Justin Agnew with Robert W. Baird.

Justin Agnew - Robert W. Baird

Just to be clear, can you talk a little bit about where you guys see the lowest hanging fruits from the transaction? Is it simply just a reduction in cost of capital, any capital intensity reduction opportunities there? And then if it’s not too early, what kind of that pro-forma capital budget looks like?

Hal Washburn

Sure. We think there are lot of opportunities. First off, there is an immediate cut in G&A in the cost reduction there which is meaningful. As we look across the portfolio we believe that we'll be able to take best practices from our areas and from other few areas and combine them which should enhance it. We don’t see just, real quick low hanging fruit. We really respect the QR management team and technical and operating teams they have. They've done an excellent job with these assets. Their philosophy and their management style is very similar to ours. Their engineers are focused on engineering operations.

So we’re not -- we don’t need, we see things that we're going to change but we do believe over time having the larger portfolio and having a larger sort of assets will give us the opportunity to high grade up capital programs going forward. As far as the pro-forma capital program, it will be unchanged for the two companies for 2014. QR will continue to run their business through closing and as will BBEP. And it’s really too early to look at 2015. We will be looking at that in the months to come. I would say that one of the things as we have said a couple of times so far today that we’re most excited about is the opportunity to high grade the capital programs across the two portfolios. So that’s something that we’ll look forward to doing in 2015.

Justin Agnew - Robert W. Baird

Okay. And then just in terms of kind of the distribution trajectory, should we expect any change in that longer term of is most of the accretion just upfront in that initial distribution increase?

Hal Washburn

Yes. Our hope is to maintain the same distribution trajectory that we’ve been on, 4% to 5% per year. That is our goal and it remains our goal and we feel comfortable that we’ll be able to continue to achieve that. But as you know, that requires good operations, good acquisitions, good deployment of capital and we’ve done that well for 26 years but we need to continue to do that to maintain that trajectory.

Justin Agnew - Robert W. Baird

Got it, and then last one from me, just kind of a housekeeping question. Is there any breakup fee on the transaction?

Hal Washburn

Yes, there is. Jim, do you have the numbers?

Jim Jackson

I do. It’s -- there a couple to it Justin. It’s approximately $80 million.

Operator

And our next question is from Noel Parks with Ladenburg Thalman.

Noel Parks - Ladenburg Thalman

Just a couple of things, I was thinking of or looking at the Permian and your thoughts going forward about the horizontal program. In terms of the partnership options you see, are you thinking of something more like a permanent arrangement, like a JV where you down the road look at future acquisitions jointly or were you thinking of more like just to farm out of the parts of your acreage that have horizontal potential but not necessarily, but still sort of retaining long term control standalone.

Hal Washburn

We’ll look at both. We really are looking at all sets of options and we have consolidated acreage position in one country, less consolidated in other. We may do a different transaction one side than we will on the other side. We may do a combination of transactions, financial partner as well as JV with an operating partner. A lot of options are on the table, lot of things are attractive at this point. The success of our horizontal wells in region brings us, gives us a lot of opportunities to do different things.

Noel Parks - Ladenburg Thalman

Got you, and I was interested as you were evaluating the transaction as a whole and looking at the assets and then for your high grading going forward, where did the East Texas asset sort of fall in your considerations? It is sizeable. It’s definitely a new operating area you know at that scale for BreitBurn and I was thinking about it in contrast to thinking about the Postle acquisition, another sizeable one but in a pretty different direction operationally. So how do they fit together and what do think of East Texas when you were looking at the deal.

Hal Washburn

East Texas is right in our wheelhouse. We’ve built this business buying interest in big oil and gas fields and increasing reserves and production, East Texas is one of the world’s great oil fields. We see a lot of opportunity there. We’ve become the second largest operator in the field at closing and we’ve seen and we continue to believe there’ll be a lot of consolidation opportunities there. We do control the salt water disposal company which gives us some advantages and so we think there’s great consolidation opportunities there and we think that it’s a great place to just continue to produce oil and we are good at that. We're good plumbers, we’re good operators and we see this coming down as being an area that fits very well.

Noel Parks - Ladenburg Thalman

And going forward has this, after Postle and now with the QR acquisition, has this changed your focus on tertiary as sort of an overall priority or attractiveness, just as you look at assets going forward?

Hal Washburn

You know it certainly enhances our ability to look at tertiary recovery projects. Between Postle and Jay we now have two very large scale miscible floods, developed house, a lot of capabilities and this will further enhance that. Bringing on the QR team will give us some more scale and expertise in those sorts of areas. So I think it’ll make us more competitive in looking at those types of assets.

Noel Parks - Ladenburg Thalman

Okay, and just the last one. One of your last comments was that QR would continue with its capital plan for the rest of the year as with BreitBurn. I did notice that I think QR had plans to up the number of rigs in several of its plays starting in the third quarter and I guess thinking in particular about the Permian, just wondering if sort of in advance if there are plans there? Is there any opportunity for collaborating for the rest of the year.

Hal Washburn

We haven’t gotten that far into the transition. So I don’t know if there are opportunities. Their part of the Permian is not exactly where we are. It’s a large basin. But as we get further into the transaction and into the transition rather, if there are operating synergies, if there are complementary ways to operate, we'll certainly explore those.

Operator

And our next question is from Kevin Smith with Raymond James.

Kevin Smith - Raymond James

Jim, is there a change of control feature in QRE’s bonds that’s going to force you to refinance?

Jim Jackson

There is a change of control feature but more importantly, from the structure of the transaction and from the existing indenture, we'll work to take those bonds out at or prior to closing.

Kevin Smith - Raymond James

And then I guess you guys have been pretty clear about the potential of high graded capital budgets. So I guess it’s safe to assume that capital spending for the combined entity should be lower than the two separate entities?

Jim Jackson

I don’t think that we’re prepared to make that statement yet. 2014, we should be consistent for both partnerships and we will look at 2015 as we develop the capital program together.

Kevin Smith - Raymond James

Okay, fair enough. And then kastly, I guess from me is, do you have a targeted maybe coverage ratio for the combined entities, which you hope to run on a go forward basis?

Jim Jackson

Sure, we continue to target about 1.1 to 1.2 times coverage ratio. You will see us on a quarterly basis, with variability. Obviously we've been close to 1.4 a year or two ago and down at 0.86 this quarter. So that will bounce around, but we'd like to target long-term 1.1 times to 1.2 times.

Operator

(Operator Instructions) And we will take our next question from Abhi Sinha.

Abhi Sinha - Wunderlich Securities

Most of our questions have been answered. Just a quick one strategy in overall. I’m still getting my arms around, like do you think -- I mean, you are growing very fast for the size of the company. You had a big acquisition last year and then this year. Do you think you are running the risk of becoming a victim of your own size going forward? How do you think of that because of M&A and MLP.

Hal Washburn

I look at us in size of our business and compare it to the others in our industry and we're still quite small. And once we complete this acquisition we're still be small. This is an industry where there are lot of competitors and scale really does matter. So I don’t think that we become a victim and in fact I think our ability to compete in this industry becomes enhanced as we continue to grow.

Abhi Sinha - Wunderlich Securities

And lastly, do you think -- do you anticipate any risk that could be [indiscernible] from consummating?

Hal Washburn

I am sorry, the risk that prevent the transaction from happening?

Abhi Sinha - Wunderlich Securities

Yes.

Hal Washburn

I think just a normal risk associated with any merger, but we believe that this is a good transaction for both such unitholders and we expect it to be approved by the QR unitholders when they come up to a vote in the fall.

Operator

And we'll now take a question from Gary Stromberg with Barclays.

Gary Stromberg – Barclays

Jim, just a question on pro forma net debt. I just want to make sure I had it right. The classy converts will be cashed out, $350 million in cash. Does that include a make whole?

Jim Jackson

No. Not on the preferred. Gary, sorry, just to be clear, the preferred does not have the make whole. So that will be taken out at par.

Gary Stromberg – Barclays

So in terms of pro forma debt, we have $1.8 billion today for BreitBurn and $1.1 billion for QRE or maybe $1 billion; and then adding $350 million in proceeds, it’s around $3.2 billion of pro forma debt.

Jim Jackson

Yes, that’s right.

Gary Stromberg – Barclays

And then it looks like you have about $1.7 billion or so drawn pro forma. What’s your comfort level in terms of having revolver borrowings?

Jim Jackson

At that level of borrowings on a $2.5 billion base, that’s 70%. That’s probably the high end of the range for us. We as a good example, like where we are now. We’re at $655 million drawn on 1.4 billion, which is below 50%. We'll a lot more comfortable with that, and we’ll as always look at different ways to get there over time.

Gary Stromberg – Barclays

Okay great, and then last one from me, on the QRE bonds. Did you say you would look to take them out on or before closing on this transaction? Or is that just a regular change of control for the QRE bonds.

Hal Washburn

Well, the QRE bonds have the change in control put at one on one, but they are internally trading well north of that. Our intention is to take those bonds out at or before closing.

Operator

And this concludes today’s question and answer session. I'd like to turn it back over for any additional remarks.

Hal Washburn

Thank you, operator. On behalf of Mark, Jim, Antonio and the entire BreitBurn team; I want to thank everyone on the call today for their participation. Operator, you may now bring this call to a close.

Operator

This concludes today’s conference. Thank you for your participation.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This earnings transcript contains statements that Breitburn and QR Energy believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this earnings transcript, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and QR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or QR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and QR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and QR Energy assume no obligation, and disclaim any duty, to update the forward-looking statements in this earnings transcript to reflect subsequent events or circumstances.